BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES
<u>(SEC I.D. No. 8-35941)</u>

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management, General Partner, and Limited Partner of Blackstone Advisory Partners L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Blackstone Advisory Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 1989

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018
(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$	136,375
Accounts receivable		31,025
Due from affiliates		1,096,680
Other assets		24,530
TOTAL ASSETS	$	1,288,610

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Due to affiliates	$	396,663
Due to limited partners		31,102
Accounts payable and accrued expenses		78,479
Accrued compensation and benefits		25,050
Total liabilities		531,294
Redeemable Non-Controlling Interests in Consolidating Entity		22,000

PARTNERS' CAPITAL

General Partner	$	7,326
Limited Partner		725,320
Non-controlling interests in consolidated entity		2,670
Total partners' capital		735,316
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,288,610

UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

1. ORGANIZATION AND NATURE OF OPERATIONS

Blackstone Advisory Partners L.P. ("BAP" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in financial and strategic advisory services, restructuring and reorganization advisory services, and underwriting activities, including underwriting on debt offerings, initial public offerings and secondary equity offerings. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement"). BAP is a registered broker dealer and is subject to certain regulations of the United States Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain entities of The Blackstone Group L.P. ("Blackstone") engaged in the financial services business, is the 99% limited partner of BAP. Blackstone Advisory Services L.L.C. ("BAS LLC") is the 1% general partner of BAP. Both entities are wholly-owned subsidiaries of Blackstone Holdings I L.P., which is a subsidiary of Blackstone.

Profits and losses are allocated in accordance with the Partnership Agreement.

BAP is the sole member of Blackstone Intermediary Holdco L.L.C. ("Holdco"), a holding company established for certain Blackstone entities engaged in the financial services business. Holdco holds the rights, titles, and interests in certain affiliated registered investment advisors and general partner entities, which provide investment management services to limited partners for private equity funds, real estate funds, funds of hedge funds and credit-oriented funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Partnership's Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ materially from the estimates included in the Consolidated Statement of Financial Condition.

Consolidation

The Partnership consolidates all entities it controls through a majority voting interest. The Consolidated Statement of Financial Condition of the Partnership includes Holdco and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

**UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018**

Affiliates

The Partnership considers Blackstone and its founder, senior managing directors, employees, Blackstone subsidiaries, the Blackstone Funds and the Portfolio Companies to be affiliates. Blackstone Funds refer to the private equity funds, real estate funds, funds of hedge funds, credit-oriented funds and management investment companies managed by Blackstone. Portfolio Companies refer to the Blackstone Funds' investments, including majority-owned and controlled investments.

Cash and Cash Equivalents

The Partnership has defined Cash and cash equivalents as cash, including demand funds and money market funds, and short-term, highly liquid investments with original maturities of three months or less. The short-term, highly liquid investments would be classified as Level I within the fair value hierarchy.

Accounts Receivable

Accounts receivable includes management fees receivable from limited partners, disposition fees and incentive fees receivable and advisory fees receivable, including advisory fee receivables from affiliates. Management fees receivable from Blackstone Funds are included in Due from Affiliates. Accounts receivable are assessed periodically for collectability.

Allowance for Doubtful Accounts

The Partnership performs periodic reviews of outstanding accounts receivable and its clients' financial condition. The Partnership generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Partnership. There was no Allowance for Doubtful Accounts as of December 31, 2018.

Foreign Currency

The Partnership's balances that are denominated in foreign currencies are translated into U.S. Dollars at the end of the reporting date, whereas the corresponding income and expenses denominated in foreign currencies are translated into U.S. Dollars on the respective dates they were recorded.

Revenue Recognition

Management and Advisory Fees, Net – Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date, are included in Accounts receivable or Due from affiliates in the Consolidated Statement of Financial Condition.

Due to Limited Partners – Amounts due to limited partners represent fee reductions to be provided to limited partners on future management fee invoices. Generally, any amounts still remaining when the fund terminates will be payable to the limited partners.

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2018

Non-Controlling Interests in Consolidated Entity

Non-controlling interests in consolidated entity represent the component of partners' capital in a consolidated entity held by non-consolidated entities. As of December 31, 2018, Blackstone Holdings II L.P. and Stoneco IV Corporation, affiliated non-consolidated entities, held a 1.499% interest in Blackstone Alternative Asset Management L.P., a consolidated entity.

Redeemable Non-Controlling Interests in Consolidated Entity

Redeemable Non-controlling interests in consolidated entity represent the redeemable interest held by non-consolidated entities in Harvest Fund Holdco LP. As of December 31, 2018 the interest totaled $22.0 million.

Income Taxes

The Partnership has adopted applicable provisions of ASC 740, Income Taxes ("ASC 740-10"). ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Recent Accounting Developments

In February 2016, the FASB issued amended guidance on the accounting for leases. The guidance is effective for fiscal periods beginning after December 15, 2018 and will be adopted by the Partnership on a prospective basis beginning on the date of adoption. The guidance requires the recognition of lease assets and lease liabilities for those leases classified as operating leases under previous GAAP. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases under previous GAAP. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not changed significantly from previous GAAP. For operating leases, a lessee is required to do the following: (a) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the Statement of Financial Condition, (b) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis, and (c) classify all cash payments within operating activities in the statement of cash flows. The amended guidance is not expected to have a material impact on the Consolidated Statement of Financial Position.

3. RELATED PARTY TRANSACTIONS

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

its affiliates based upon an established methodology. Under this methodology, expenses (compensation and benefits, occupancy and office services, communications, promotional and research, professional fees and other operating expenses) incurred by support service groups are allocated among the Partnership and its affiliates based on the agreed upon expense drivers of each support service group. Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation and benefits, occupancy and office services, communications, promotional and research and professional fees. The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

Blackstone Holdings Finance Co, L.L.C. ("FinCo"), an affiliate of the Partnership, provides cash management services to Holdco and its subsidiaries. This arrangement generates amounts due to Holdco from FinCo, which are reflected in Due from affiliates. FinCo also makes certain payments on behalf of the Partnership which are reflected in Due to affiliates.

Certain fees earned by Holdco are received from Blackstone Funds and Portfolio Companies, which are reflected in Due from Affiliates. There are certain reimbursements to Blackstone Funds for placement fees and other fees and expenses that are reflected in Due to Affiliates. Certain expenses charged to Holdco are allocated to other entities which are not consolidated under the Partnership. These allocations are reflected in Due from Affiliates.

Receivables and Payables

Amounts due to and from affiliates consist of receivables and payables transacted in the ordinary course of business as described above. As of December 31, 2018, the amounts due to and from affiliates are as follows:

Due from Affiliates		
Due from FinCo	$	558,608
Due from Portfolio Companies and Blackstone Funds		508,178
Due from Non-Consolidated Entities		29,431
Due from BASP		463
	$	1,096,680
Due to Affiliates		
Due to BASP	$	295,519
Due to Non-Consolidated Entities		77,892
Due to Portfolio Companies and Blackstone Funds		15,990
Due to FinCo		7,262
	$	396,663

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

Subadvisory Fees

Services provided include analysis of existing and potential investments by relevant Blackstone Funds, including due diligence, structuring and financing of acquisitions and disposals. The fees for such services are cost plus a fixed percentage, as stipulated by the respective agreements.

4. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial statement reporting purposes and the amount for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. The significant temporary difference results from the timing of recognition of certain management fee reductions resulting in a deferred tax liability.

Since both partners of the Partnership are wholly-owned by Blackstone Holdings I L.P., the Partnership and its wholly-owned affiliates are included in the federal, state and local tax returns filed by Blackstone Holdings I L.P. Blackstone Holdings I L.P. and Blackstone Alternative Asset Management L.P. ("BAAM") file tax returns as prescribed by the tax laws of the jurisdictions in which they operate. As of December 31, 2018, the federal income tax returns filed for 2015 through 2017 are open under the statute of limitations and therefore subject to examination. State and local income tax returns filed for 2014 through 2017 are generally open under statute and subject to examination. Consents to extend the period of limitation for assessment of the City of New York Unincorporated Business Tax have been signed for Blackstone Holdings I L.P. and BAAM, so the years 2009 through 2017 are open and subject to examination.

The City of New York is examining tax returns filed by BAAM for the years 2007 through 2008. Issues are under discussion for which BAAM has recorded an unrecognized tax benefit of $1.1 million and accrued interest expense of $1.4 million.

Any unrecognized tax benefits are recorded in Accounts Payable and Accrued Expenses in the Consolidated Statement of Financial Condition.

5. CONCENTRATION OF CREDIT RISK

The Partnership is subject to concentrations of credit risk with respect to its accounts receivable. There is no specific concentration as of December 31, 2018.

6. PARTNERS' CAPITAL

During the year ended December 31, 2018, the Partnership distributed partners' capital to Blackstone in the amount of $520.2 million.

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership files an Unconsolidated FOCUS Report and is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) under the

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $0.1 million or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Partnership's ratio of aggregate indebtedness to net capital was 0.003 to 1 and its net capital of $97.3 million was $97.2 million in excess of the minimum regulatory requirement.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt from the Customer Protection Rule (Rule 15c3-3).

8. DEFINED CONTRIBUTION PLAN

Blackstone provides a 401(k) plan (the "Plan") to eligible employees in the United States. Some 401(k) participants, as defined by the Plan, may receive an employer match as pretax annual compensation up to a maximum of $5 thousand per calendar year. BASP serves as the Plan's Sponsor and Fidelity investments serves as the Plan's Administrator.

9. COMMITMENTS AND CONTINGENCIES

Litigation

The Partnership accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Partnership does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial position or cash flows.

In December 2017, a purported derivative suit (Mayberry v. KKR & Co., L.P., et al.) was filed in the Commonwealth of Kentucky Franklin County Circuit Court on behalf of the Kentucky Retirement System ("KRS") by eight of its members and beneficiaries alleging various breaches of fiduciary duty and other violations of Kentucky state law in connection with KRS's investment in three hedge funds of funds, including a fund managed by BAAM. The suit names more than 30 defendants, including The Blackstone Group L.P.; Stephen A. Schwarzman, as Chairman and CEO of Blackstone; and J. Tomilson Hill, as then-President and CEO of the Hedge Fund Solutions Group, Vice Chairman of Blackstone and CEO of Blackstone Alternative Asset Management (together with BAAM, the "Blackstone Defendants"). Aside from the Blackstone Defendants, the action also names current and former KRS trustees and former KRS officers and various other service providers to KRS and their related persons.

The plaintiffs filed an amended complaint in January 2018. In November 2018, the Circuit Court granted one defendant's motion to dismiss and denied all other defendants' motions to dismiss, including those of the Blackstone Defendants. In January 2019, certain of the KRS trustee and officer defendants noticed appeals from the denial of the motions to dismiss to the Kentucky Court of Appeals, and also filed a motion to stay the Mayberry proceedings in Circuit Court pending the outcome of those

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2018

appeals. In addition, several defendants, including Blackstone and BAAM, filed petitions in the Kentucky Court of Appeals for a writ of prohibition against the ongoing Mayberry proceedings on the ground that the plaintiffs lack standing.

The Partnership believes that this suit is totally without merit and intends to defend it vigorously.

Indemnification

The Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not previously incurred material losses pursuant to these contracts and expects the risk of any material loss to be remote.

10. SUBSEQUENT EVENTS

The Partnership has evaluated the impact of all subsequent events through the date the Consolidated Statement of Financial Condition were issued, and has determined there were no subsequent events requiring recognition or disclosure in the Consolidated Statement of Financial Condition.

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